Exhibit 99.1

Canterbury Park Holding Corporation Reports

2023 Fourth Quarter Results

Shakopee, MN – March 11, 2024 – Canterbury Park Holding Corporation (“Canterbury” or the “Company”) (Nasdaq: CPHC) today reported financial results for the fourth quarter and full year ended December 31, 2023.

	($ in thousands, except per share data and percentages)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2023	2022	Change	2023	2022	Change
Net revenues	$12,527	$13,119	-4.5%	$61,437	$66,824	-8.1%

Net income (2)	$1,364	$1,063	28.3%	$10,563	$7,513	40.6%

Adjusted EBITDA (1) (2)	$2,051	$2,963	-30.8%	$10,446	$16,210	-35.6%

Basic EPS	$0.28	$0.22	27.3%	$2.15	$1.55	38.7%
Diluted EPS	$0.27	$0.22	22.7%	$2.13	$1.54	38.3%

(1)

Adjusted EBITDA, a non-GAAP measure, excludes certain items from net income, a GAAP measure. Non-GAAP financial measures are not intended to be considered in isolation from, a substitute for, or superior to GAAP results. Definitions, disclosures, and reconciliations of non-GAAP financial information are included later in the release.

(2)

Net income and Adjusted EBITDA in the three- and twelve-month periods ended December 31, 2023, were impacted by professional fees related to long-term strategic growth initiatives totaling approximately $0.2 million and $1.2 million before income tax, respectively.

Management Commentary

“Our 2023 fourth quarter results, including net revenue of $12.5 million, net income of $1.4 million and adjusted EBITDA of $2.1 million, represented a solid finish to a year in which we focused on managing our operations to address the evolution of our business. We believe adjusted EBITDA as a percentage of revenue of 16.4% and 17% for the fourth quarter and full year, respectively, are in the range of what we can anticipate going forward as we continue to optimize our operations.

“Fourth quarter Casino revenue performance reflects a weak October followed by a solid reversal over the balance of the quarter. Importantly, the positive Casino revenue trends experienced exiting 2023 have continued into the early part of this year. Pari-mutuel revenues for the quarter were down 8.4% due primarily to reduced advanced deposit wagering (“ADW”) performance while our full-year pari-mutuel and live racing performance was negatively impacted by the expiration of the cooperative marketing agreement at the end of 2022. Following this change, we have continued to re-evaluate all aspects of our racing operations, and we believe our updated operating strategies will improve the performance of this portion of our business going forward.

“Development at Canterbury Commons continues at a rapid pace with significant ongoing activity across our site. Swervo Development Corporation (“Swervo”) has its amphitheater construction in full swing and is on schedule to open in the summer of 2025. Also, our Winner’s Circle development partnership with Greystone continues to bring additional ‘Live, Work, Stay, and Play’ features to Canterbury Commons in the form of a new 10,000 square-foot building now under construction. This project is fully leased, with tenants including a BBQ restaurant, a pizza restaurant and a fitness center. In addition, our barn relocation project is well underway, and we will begin work this summer on a new road that will allow us to unlock approximately 20 acres of land adjacent to the amphitheater for an entertainment district development that would provide further opportunities for Canterbury to create value for its shareholders.

“We continue to evaluate opportunities to enhance the return from our operations while simultaneously exploring additional ways to create value for our shareholders including seeking new wagering or gaming entertainment options that we could offer. Recently, alongside the region’s other horse racing operation, we submitted a formal request to the Minnesota Racing Commission to allow us to introduce 500 on-track ADW units that would offer our guests the ability to wager on historical horse racing outcomes similar to what is available in multiple jurisdictions. This effort, along with our continued legislative efforts on sports betting, is a clear indication that we will explore all avenues to bring additional gaming and wagering opportunities to our property to further enhance our business and support the Minnesota horse racing industry. With our solid balance sheet and operational discipline, we believe Canterbury Park remains well-positioned to deliver long-term growth, and we remain committed to building a bright future for our Company.”

Canterbury Commons Development Update

Swervo continues to make progress on the construction of its state-of-the-art amphitheater which is expected to open in 2025. The Company’s barn relocation and redevelopment plan is also underway and should be completed in 2025. Later in 2024, Canterbury expects to begin work on the road adjacent to the amphitheater which will unlock development of 20 acres of land in that portion of the site.

Residential and commercial construction updates related to joint ventures include:

●	Phase II of Doran Properties Group’s upscale Triple Crown Residences at Canterbury Park has begun initial occupancy.
●	The Omry at Canterbury, featuring 147 units of senior market rate apartments, is complete and move-ins are underway.
●

Construction has begun on a new 10,000 square-foot commercial building within the Winner's Circle development; the building features three tenants, including a BBQ restaurant, a pizza restaurant and fitness center. The project is expected to open in late 2024.

Residential and commercial construction updates related to prior land sales include:

●	Greystone completed the Next Steps Learning Center late in 2023.
●	Pulte Homes of Minnesota continues development on the 45-unit second phase of its row home and townhome residences.

Developer and partner selection for the remaining 40 acres of Canterbury Commons, including 20 acres that will become available for development following the completion of a new road the Company will begin building later this year, continues. Additional uses could include office, retail, hotel and restaurants.

Summary of 2023 Fourth Quarter Operating Results

Net revenues for the three months ended December 31, 2023, decreased $592,000, or 4.5%, to $12.5 million, compared to $13.1 million for the same period in 2022. Casino revenue declined 3.7%, or $366,000, due to particularly weak trends in October which partially reversed over the balance of the quarter, as well as the impact from increased competition from a nearby tribal casino that reopened its poker room. Pari-mutuel, food and beverage, and other revenue declined 8.4%, 5.2%, and 6.5%, respectively. The decrease in pari-mutuel revenue was driven by continued decreases in revenues related to ADW wagering. Other revenues decreased primarily due to revenues earned during the three months ended December 31, 2022, as part of the cooperative marketing agreement that expired by its terms on December 31, 2022.

Operating expenses for the three months ended December 31, 2023, were $11.9 million, an increase of $175,000, or 1.5%, compared to operating expenses of $11.8 million for the same period in 2022. Food and beverage cost of goods sold decreased at a rate below the decline in revenues, resulting in increased costs as a percentage of sales. Marketing expenses decreased due to the expiration of the cooperative marketing agreement which resulted in fewer marketing programs in 2023. These decreases were more than offset by higher payroll expense due primarily to increases in annual wage rates, increased depreciation, and increased professional and contracted services due primarily to regulatory fees related to the Company’s racing and Casino operations.

The Company recorded income from equity investment of $939,000 for the three months ended December 31, 2023. For the three months ended December 31, 2022, the Company recorded a loss from equity investment of $294,000. The income for the three months ended December 31, 2023, is related to a gain recognized on insurance proceeds received by Doran Canterbury I related to an outstanding claim while the loss from equity investments in the prior period was primarily related to the Company’s share of depreciation, amortization, and interest expense from the Doran Canterbury joint ventures.

The Company recorded interest income, net, of $545,000 for the three months ended December 31, 2023, an increase of $256,000, or 88.4%, compared to interest income, net, of $289,000 for the same period in 2022. The continued strength of Canterbury’s balance sheet has driven an increase in interest income through the investment of available cash in certificates of deposit and money market funds as well as from recording additional interest accrued on the TIF receivable and joint venture member loans.

The Company recorded income tax expense of $708,000 for the three months ended December 31, 2023, compared to income tax expense of $288,000 for the three months ended December 31, 2022. The Company recorded net income of $1.4 million, or diluted earnings per share of $0.27, for the three months ended December 31, 2023, compared to net income and diluted earnings per share for the three months ended December 31, 2022, of $1.1 million and $0.22, respectively.

Adjusted EBITDA, a non-GAAP measure, for the three months ended December 31, 2023, was $2.1 million compared to adjusted EBITDA of $3.0 million for the same period in 2022.

Summary of 2023 Full-Year Operating Results

Net revenues for the twelve months ended December 31, 2023, decreased $5.4 million, or 8.1%, to $61.4 million, compared to $66.8 million for the same period in 2022. The year-over-year decrease reflects decreases in Casino, pari-mutuel, food and beverage, and other revenues of $438,000, $2.7 million, $398,000, and $1.8 million, respectively. The decrease in Casino revenue is primarily due to a decrease in live race days year-over-year. The full year decreases in pari-mutuel and other revenues were driven primarily by reduced handle on live racing and the expiration of the cooperative marketing agreement at the end of 2022. Food and beverage revenue declined due to the reduced live racing schedule and not hosting Twin Cities Summer Jam in 2023.

Operating expenses for the twelve months ended December 31, 2023, were $56.4 million, an increase of $483,000, or 0.9%, compared to operating expenses of $55.9 million for the same period in 2022. The year-over-year increase reflects higher payroll expense and professional services expenses in the twelve months ended December 31, 2023, which more than offset lower purse and marketing expenses as compared to the twelve months ended December 31, 2022. The increase in professional service fees was primarily due to $1.2 million in costs related to growth initiatives being pursued as part of our strategic plan focused on growing Casino revenue.

The Company recorded a $6.5 million gain on the sale of land for the twelve months ended December 31, 2023, related to the sale of 37 acres to Swervo. The Company recorded a gain on the sale of land of $12,000 in the twelve-month period ended December 31, 2022.

The Company recorded income from equity investment of $1.5 million for the twelve months ended December 31, 2023, compared to a loss from equity investment of $1.6 million for the twelve months ended December 31, 2022. The income for the twelve months ended December 31, 2023 and the loss from equity investment in the prior period were primarily related to the reasons described above in the fourth quarter results.

The Company recorded interest income, net, of $2.0 million for the twelve months ended December 31, 2023, an increase of $1.1 million, or 117.4%, compared to interest income, net, of $910,000 for the same period in 2022. The continued strength of Canterbury’s balance sheet has allowed the Company to drive an increase in interest income primarily due to the reasons described above in the fourth quarter results. The Company also recognized interest related to employee retention credit funds that were received during the twelve months ended December 31, 2023.

The Company recorded income tax expense of $4.4 million for the twelve months ended December 31, 2023, compared to income tax expense of $2.7 million for the twelve months ended December 31, 2022.

The Company recorded net income of $10.6 million, or diluted earnings per share of $2.13, for the twelve months ended December 31, 2023, compared to net income and diluted earnings per share for the twelve months ended December 31, 2022, of $7.5 million and $1.54, respectively.

Adjusted EBITDA was $10.4 million for the twelve months ended December 31, 2023, compared to $16.2 million for the same period in 2022.

Additional Financial Information

Further financial information for the fourth quarter and full-year ended December 31, 2023, is presented in the accompanying tables at the end of this press release. Additional information will be provided in the Company’s Annual Report on Form 10-K that will be filed with the Securities and Exchange Commission on or about March 12, 2024.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, each of which is a non-GAAP measure, and which exclude certain items from net income, a GAAP measure. We define EBITDA as earnings before interest, taxes, depreciation and amortization. We define Adjusted EBITDA as earnings before interest income (net of interest expense), income tax expense, depreciation and amortization, as well as excluding stock-based compensation (which includes our 401(k) match expense as this match occurs in Company stock), gain on insurance proceeds relating to equity investments, loss on disposal of assets, gain on sale of land, depreciation and amortization related to equity investments and interest expense related to equity investments. Neither EBITDA nor Adjusted EBITDA is a measure of performance calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance. See the table below, which presents reconciliations of these measures to the GAAP equivalent financial measure, which is net income. We have presented EBITDA as a supplemental disclosure because we believe that, when considered with measures calculated in accordance with GAAP, EBITDA gives investors a more complete understanding of our operating results before the impact of investing and financing transactions and income taxes, and it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA or Adjusted EBITDA differently than we do. We have presented Adjusted EBITDA as a supplemental disclosure because we believe it enables investors to understand and assess our core operating results excluding the effect of these items and is useful to investors in allowing greater transparency related to a significant measure used by management in its financial and operational decision-making. Adjusted EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of our business and provides a perspective on the current effects of operating decisions.

About Canterbury Park

Canterbury Park Holding Corporation (Nasdaq: CPHC) owns and operates Canterbury Park Racetrack and Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company generally offers live racing from May to September. The Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is also pursuing a strategy to enhance shareholder value by the ongoing development of approximately 140 acres of underutilized land surrounding the Racetrack that was originally designated for a project known as Canterbury Commons™. The Company is pursuing several mixed-use development opportunities for the remaining underutilized land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements. We report these risks and uncertainties in our Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. They include, but are not limited to: we may not be successful in implementing our growth strategy, sensitivity to reductions in discretionary spending as a result of downturns in the economy; we have experienced a decrease in revenue and profitability from live racing due to the loss of purse enhancement payments and marketing payments made under the cooperative marketing agreement with the Shakopee Mdewakanton Sioux Community; challenges in attracting a sufficient number of horses and trainers; a lack of confidence in core operations resulting in decreasing customer retention and engagement; personal injury litigation due to the inherently dangerous nature of horse racing; material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; any decline in interest in horse racing or the unbanked card games offered in the Casino; competition from other venues offering racing, unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate, including the effect of competition on our real estate development operations and our reliance on our current and future development partners; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; inclement weather and other conditions affecting the ability to conduct live racing; technology and/or key system failures; cybersecurity incidents; the general effects of inflation; our ability to attract and retain qualified personnel; dividends that may or may not be issued at the discretion of our Board of Directors; and other factors that are beyond our ability to control or predict.

The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Canterbury assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

# # #

Investor Contacts:

Randy Dehmer Senior Vice President and Chief Financial Officer Canterbury Park Holding Corporation 952-233-4828 or investorrelations@canterburypark.com	Richard Land, Jim Leahy JCIR 212-835-8500 or cphc@jcir.com

- Financial tables follow –

CANTERBURY PARK HOLDING CORPORATION'S
SUMMARY OF OPERATING RESULTS

	Three months ended		Twelve months ended
	December 31,		December 31,
	2023	2022	2023	2022
Operating Revenues:
Casino	$9,459,017	$9,824,566	$39,781,166	$40,218,953
Pari-mutuel	1,243,905	1,358,622	8,253,615	10,957,692
Food and Beverage	1,020,738	1,076,390	7,828,980	8,227,105
Other	803,403	859,654	5,573,097	7,420,131
Total Net Revenues	$12,527,063	$13,119,232	$61,436,858	$66,823,881
Operating Expenses	(11,939,193)	(11,764,048)	(56,425,975)	(55,943,422)
Gain on Sale of Land	-	-	6,489,976	12,151
Income from Operations	587,870	1,355,184	11,500,859	10,892,610
Other Gain/(Loss), net	1,484,047	(4,617)	3,479,390	(657,864)
Income Tax Expense	(708,000)	(287,722)	(4,417,000)	(2,721,800)
Net Income	1,363,917	1,062,845	10,563,249	7,512,946
Basic Net Income Per Common Share	$0.28	$0.22	$2.15	$1.55
Diluted Net Income Per Common Share	$0.27	$0.22	$2.13	$1.54

RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA

	Three months ended		Twelve months ended
	December 31,		December 31,
	2023	2022	2023	2022
NET INCOME	$1,363,917	$1,062,845	$10,563,249	$7,512,946
Interest income, net	(544,769)	(289,147)	(1,978,122)	(909,958)
Income tax expense	708,000	287,722	4,417,000	2,721,800
Depreciation	837,100	746,378	3,145,372	2,981,168
EBITDA	2,364,248	1,807,798	16,147,499	12,305,956
Stock-based compensation	335,817	275,488	1,378,373	1,068,366
Gain on insurance proceeds related to equity investments	(1,698,800)	-	(4,227,701)	-
Loss on disposal of assets	176,425	157,435	157,160	157,435
Gain on sale of land	-	-	(6,489,976)	(12,151)
Depreciation and amortization related to equity investments	439,270	442,002	1,753,256	1,782,870
Interest expense related to equity investments	434,186	279,856	1,727,192	907,099
ADJUSTED EBITDA	$2,051,146	$2,962,579	$10,445,803	$16,209,575